Filed Pursuant to Rule 424(B)(3)
                                                Registration No. 333-45362


                                 MEDIABAY, INC.


                   Supplement No. 1 dated December 21, 2000 to
                       Prospectus dated September 8, 2000


     This Supplement contains information relating to the table under the caption "Selling Shareholders" in our September 8, 2000 prospectus.


     In August 2000, Norton Herrick sold $1,388,125 principal amount of the Note to each of Millworth Investments, Inc. and SPH Equities, Inc. Millworth has previously converted $792,000 principal amount of the Note into 440,000 shares of common stock and sold those shares under this prospectus. Millworth and SPH failed to pay to Norton Herrick the entire purchase price of the Note they purchased. On December 15, 2000, the parties rescinded the transaction as to the $1,974,250 principal amount of the Note which was not converted or paid for by Millworth. As a result, Millworth and SPH are no longer selling shareholders and the shares registered for sale by them are deleted from the table under the caption "Selling Shareholders." The shares issuable upon conversion of the Note held by Norton Herrick are registered for resale under an existing registration statement.